FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1. Name and Address of Reporting Person

Roy, Stephen J.

425 Corporate Circle

Golden, CO 80401

2. Issuer Name and Ticker or Trading Symbol

UQM Technologies, Inc. (UQM)

3. IRS or Social Security Number of Reporting Person (Voluntary)

N/A

4. Statement for Month/Year

July, 2002

5. If Amendment, Date of Original (Month/Year)

N/A

6. Relationship of Reporting Person to Issuer

Director

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1. Title of Security (Instr. 3)

Line 1 - Common Stock

 2. Transaction Date (Month/Day/Year)

Line 1 - July 29, 2002

 3. Transaction Code (Instr. 8)

Line 1 - Code: P

 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

Line 1 - Amount: 2,000 Shares;(A)or(D):Acquired;Price: $2.31 Per Share

 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

9,000 Shares

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

2,000 Shares Direct

7,000 Shares Indirect

7. Nature of Indirect Beneficial Ownership (Instr. 4)

7,000 Shares Indirectly by a retirement account for the benefit of Stephen J. Roy

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1. Title of Derivative Security (Instr. 3)

Line 1 - Call Options

 2. Conversion or Exercise Price of Derivative Security

Line 1 - N/A

3. Transaction Date (Month/Day/Year)

Line 1 - N/A

 4. Transaction Code (Instr. 8)

Line 1 - N/A

 5. Number of Derivative Securities Acquired (A) or Disposed of(D)

(Instr. 3, 4 and 5)

Line 1 - N/A

6. Date Exercisable and Expiration Date (Month/Day/Year)

Line 1 - N/A

 7. Title and Amount of Underlying Securities (Instr. 3 and 4)

Line 1 - N/A

 8. Price of Derivative Security (Instr. 5)

Line 1 - N/A

 9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

Call Options on 977 Shares

 10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

977 Shares Direct

 11. Nature of Indirect Beneficial Ownership (Instr. 4)

N/A

 Explanation of Responses: N/A

**Intentional misstatements or omissions of facts constitute Federal Criminal

Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

/s/Stephen J. Roy	August 8, 2002
**Signature of Reporting Person	Date